

Mail Stop 4631

November 16, 2016

<u>Via E-mail</u>
Mr. Lei Pei
Chief Executive Officer
Future World Group, Inc.
301 South Brea Canyon Road
Walnut, CA 91789

> **Re: Future World Group, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2016**
> **Filed August 25, 2016**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2016**
> **Filed October 21, 2016**
> **File No. 333-197968**

Dear Mr. Pei:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2016

Item 8. Financial and Supplementary Data, page 5
Report of Independent Registered Public Accounting Firm, page 6

1.   We note that the opinion paragraph of the audit report includes the phrase "subject to the condition noted in the following paragraph." Based on this language, it is not clear to us if your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern or a qualified opinion due to the going concern. Please obtain a revised report from your independent accountant and include the revised report in an amendment to the Form 10-K to address the following:

- If your auditor intended to provide an unqualified opinion with an explanatory paragraph related to a going concern, your auditor should exclude the phrase, noted above, from the opinion paragraph of the report and state, in clear and unqualified language, that in their opinion your financial statements are presented fairly, in accordance with generally accepted accounting principles in the United States of America, if accurate. Refer to AS 2415 and AS 3101.

- If your auditor intended to provide a qualified opinion due to the going concern, the report would be required to comply with AS 3101; however, be advised qualified opinions do not satisfy the requirements of Article 2 of Regulation S-X.

Item 9A. Controls and Procedures, page 15
Management's Annual Report on Internal Control Over Financial Reporting, page 15

2. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended August 31, 2016

Item 4. Controls and Procedures, page 12
Changes in Internal Control over Financial Reporting, page 12

3. Please revise your disclosure in future filings to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 with any questions.

Sincerely,

/s/ W John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction